UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K
(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2006
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                     to
Commission file number 1-14267
A.	Full title of the plan and address of the plan, if different from that of the issuer named below:

REPUBLIC SERVICES 401(k) PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
REPUBLIC SERVICES, INC.
110 S.E. 6th St., 28th Floor
Fort Lauderdale, Florida 33301

REPUBLIC SERVICES
401(k) PLAN
AUDITED FINANCIAL STATEMENTS
AND SUPPLEMENTAL SCHEDULE
TOGETHER WITH REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
DECEMBER 31, 2006

REPUBLIC SERVICES
401(k) PLAN
Schedules not listed above are omitted because of the absence of conditions under which they are required under the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Benefits Committee of Republic Services, Inc.’s
Republic Services 401(k) Plan:
     We have audited the accompanying statements of net assets available for benefits of the Republic Services 401(k) Plan as of December 31, 2006 and 2005, and the related statement of changes in net assets available for benefits for the year ended December 31, 2006. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
     We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
     In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2006 and 2005, and the changes in its net assets available for benefits for the year ended December 31, 2006, in conformity with U.S. generally accepted accounting principles.
     Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2006 is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audit of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ ERNST & YOUNG LLP
Ernst & Young LLP
Certified Public Accountants

Fort Lauderdale, Florida
June 25, 2007

REPUBLIC SERVICES
401(k) PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
As of December 31, 2006 and 2005

	2006	2005
Investments, at Fair Value:
Mutual Funds	$70,543,069	$46,696,982
Collective Trust Funds	39,480,338	34,042,065
Republic Services, Inc. Common Stock	22,689,234	22,726,812
Loan Fund	10,557	13,358
Cash	114,919	174,054

Total Investments	132,838,117	103,653,271

Contributions Receivable:
Employee	291,459	238,716
Employer	2,459,403	1,037,690

Total Contributions Receivable	2,750,862	1,276,406

Accrued Investment Income	35,259	30,351

Total Assets	135,624,238	104,960,028
Liabilities:
Excess Contributions Payable	—	7,268

Net Assets Available for Benefits, reflecting Investments at Fair Value	135,624,238	104,952,760
Adjustment From Fair Value to Contract Value for Fully Benefit-Responsive Investment Contracts	484,171	459,554

NET ASSETS AVAILABLE FOR BENEFITS	$136,108,409	$105,412,314

The accompanying notes to financial statements are an integral part of these statements.

REPUBLIC SERVICES
401(k) PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
For the Year Ended December 31, 2006

Additions:
Transfers into Plan	$60,051

Contributions —
Employee	19,439,459
Employer	9,771,059

Total Contributions	29,210,518

Investment Income —
Dividend and Interest Income	6,994,498
Net Appreciation in Fair Value of Investments	5,817,820

Total Investment Income	12,812,318

Total Additions	42,082,887

Deductions:
Participant Distributions	11,333,966
Plan Expenses	52,826

Total Deductions	11,386,792

Net Increase	30,696,095
NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of Year	105,412,314

End of Year	$136,108,409

The accompanying notes to financial statements are an integral part of this statement.

REPUBLIC SERVICES
401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2006
(1) DESCRIPTION OF PLAN:
(a) General
     The following description of the Republic Services 401(k) Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the Summary Plan Description for a more complete description of the Plan.
     The Plan was established effective April 1, 1999 to provide benefits to all eligible employees of Republic Services, Inc. and its subsidiaries (the “Company”). The Plan is a defined contribution plan commonly known as an Internal Revenue Code (“IRC”) section 401(k) profit sharing plan and is subject to the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended. The Company is the designated administrator of the Plan.
     Although it has expressed no intention to do so, the Company retains the right, if necessary, to terminate the Plan. The Company also retains the right to amend the Plan from time to time.
     In the event the Plan is terminated, each participant will receive a benefit equal to the value of the participant’s interest in their account as of the date of the distribution. Each participant would have the option of receiving a lump-sum distribution or rolling over their distributions into another qualified retirement plan or an individual retirement account.
(b) Eligibility
     Employees are eligible to participate in the Plan when they are at least 18 years of age and have completed three months of employment. Employees are automatically enrolled in the plan upon meeting eligibility requirements, and 5% of their eligible pay is contributed to the plan unless or until the employee changes their deferral percentage. Enrollment provisions allow for weekly entry dates by all eligible employees.
     Effective January 1, 2007, the Plan was amended to remove the employment requirement of three months from the eligibility criteria.
(c) Contributions and Funding Policy
     Under the provisions of the Plan, participants may direct the Company to defer a portion of their compensation to the Plan, subject to a maximum of 25% of eligible compensation, as defined. Participants direct the investment of their contributions into various investment options offered by the Plan. In 2006, each eligible participant could contribute up to $15,000 and participants who are or will be at least 50 years of age by the end of a calendar year are also eligible to make catch-up contributions to the Plan at anytime during such calendar year. In 2006, the maximum amount of catch-up contributions a participant could contribute was $5,000. The Plan also allows for rollovers of vested contributions from previous employers’ qualified plans.
     Effective January 1, 2007, the Plan was amended to remove the maximum percentage of eligible compensation limitation for participants. Participants’ contributions remain subject to IRC limitations.
     Effective January 1, 2006, the Plan was amended to increase the employer matching contribution to 100% of the first 3% of eligible compensation and 50% of the next 2% of eligible compensation contributed by each participant. Contributions are made by the Company to all participants who are credited with at least one year of service. The employer match was made in shares of the Company’s common stock on employee contributions through June 30, 2005. During 2005, the Company contributed shares of its common stock valued at $3,093,233 to the Plan, which includes the funding of the $970,359 of employer contributions receivable at December 31, 2004. The employer match on employee contributions made after June 30, 2005 was funded in cash and allocated to the appropriate investment funds in accordance with the participants’ elections. The total employer matching contribution recognized in the statement of changes in net assets available for benefits for 2006 was $9,771,059. Participants are allowed to sell their investment in the Company’s common stock and reinvest the proceeds in any of the other Plan’s investment options. The Company did not make any discretionary contributions to the Plan during 2006.
     Individual accounts are maintained for each of the Plan’s participants to reflect the participant’s contributions and related employer matching contributions, as well as the participant’s share of investment income. The Plan provides for immediate vesting of all contributions plus actual earnings thereon.
(d) Investments
     The Company entered into an agreement whereby Merrill Lynch Trust Company (the “Trustee”) has been appointed the Trustee of the Plan’s assets. Under the terms of the agreement, the Trustee holds and invests the funds of the Plan subject to the direction of the Plan’s Benefits Committee and participant investment elections.
     On December 29, 2005, the Financial Accounting Standards Board issued Financial Accounting Standards Board Staff Position AAG INV-1 and Statement of Position 94-4-1, “Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Audit Guide and Defined-Contribution Health and Welfare and Pension Plans” (the “FSP”). The FSP defines the circumstances in which an investment contract is considered fully benefit responsive and provides certain reporting and disclosure requirements for fully benefit responsive investment contracts in defined contribution health and welfare and pension plans. The financial statement presentation and disclosure provisions of the FSP are effective for financial statements issued for annual periods ending after December 15, 2006 and are required to be applied retroactively to all prior periods presented for comparative purposes.
     The Plan has adopted the FSP for the year ended December 31, 2006 and has retroactively applied it to the December 31, 2005 presentation of investments in the accompanying Statements of Net Assets Available for Benefits as required by the transition provisions of the FSP. One of the investment options offered by the Plan, the Merrill Lynch Retirement Preservation Trust, is a common collective trust that is fully invested in contracts deemed to be fully benefit-responsive within the meaning of the FSP. The FSP requires that this investment be reported at fair value. However, contract value is the relevant measure to the Plan because it is the amount that is available for Plan benefits. Accordingly, investments as reflected in the Statements of Net Assets Available for Benefits state the Merrill Lynch Retirement Preservation Trust, included within the Collective Trust Funds, at its fair value, with a corresponding adjustment to reflect the investment at contract value. The adoption of the FSP had no impact on net assets available for benefits or changes in net assets available for benefits.
     The Plan does not permit participant loans. However, the Plan accepts and services loans rolled over from the plans of acquired companies.
(e) Payment of Benefits
     In general, upon termination of service due to death, disability, or retirement, a participant (or designated beneficiary) will receive a lump-sum amount equal to the value of the participant’s account. Participants with balances attributable to participation in the former Republic Rewards 401(k) Plan (which is a plan for employees of AutoNation, Inc., Republic Services, Inc.’s former parent company) can elect to receive annual installments over a period not exceeding the remaining life expectancy of the payee. Participants with balances from other prior plans will retain the distribution options of those plans. For termination of service for other reasons, a participant may receive the value of the vested interest in his or her account as a lump-sum distribution.
(2) SIGNIFICANT ACCOUNTING POLICIES:
     The accompanying financial statements are prepared under the accrual method of accounting in conformity with U.S. generally accepted accounting principles.
Use of Estimates
     The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates that affect the reported amounts of assets and liabilities and changes therein, and the disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Investment Valuation and Income Recognition
     The Plan’s investments in mutual funds and Republic Services, Inc. common stock are stated at fair value as determined by quoted market prices for these securities on national securities exchanges. The Plan’s investments in collective trust funds are stated at fair value as determined by the Trustee. The participant loans are valued at their outstanding balances, which approximate fair value. Purchases and sales of investments are recorded on a trade-date basis. The Plan records dividends on the ex-dividend date. Interest income is recorded on the accrual basis.
Reclassifications
     Certain reclassifications have been made to the 2005 financial statements to conform to the 2006 presentation.
(3) INVESTMENTS:
     The investments of the Plan as of December 31, 2006 and 2005 are as follows:

	2006		2005
Mutual Funds —
AIM International Growth Fund	$7,666,728	(a)	$4,338,199
Alger Large Cap Growth Institutional Portfolio	6,980,495	(a)	4,132,214
BlackRock Aurora Portfolio	5,748,659		2,023,651
BlackRock Government Income Portfolio	2,613,364		2,393,336
DWS Dreman Small Cap Value Fund	2,920,838		1,637,029
Evergreen Special Equity Fund	868,505		761,680
Franklin Small-Mid Cap Growth Fund	6,832,883	(a)	6,307,383	(a)
ING International Value Fund	9,809,865	(a)	4,060,001
Oakmark Select Fund	9,762,766	(a)	8,569,399	(a)
PIMCO Total Return Fund	7,944,316	(a)	6,707,533	(a)
Van Kampen Growth and Income Fund	9,394,650	(a)	5,766,557	(a)

Total Mutual Funds	70,543,069		46,696,982

Collective Trust Funds —
Merrill Lynch Retirement Preservation Trust	25,492,052	(a)(b)	25,712,104	(a)(b)
Merrill Lynch Equity Index Trust	13,988,286	(a)	8,329,961	(a)

Total Collective Trust Funds	39,480,338		34,042,065

Republic Services, Inc. Common Stock	22,689,234	(a)(c)	22,726,812	(a)(c)
Loan Fund	10,557		13,358
Cash	114,919		174,054

Total Investments	$132,838,117		$103,653,271

(a)	Investment amount represents more than 5% of the Plan’s net assets as of December 31 of the Plan year.

(b)	Represents the fair value. The contract value of this investment as of December 31, 2006 and 2005 was $25,976,223 and $26,171,658, respectively.

(c)	Non-participant-directed and participant-directed investments in Republic Services, Inc. common stock.
     The adjustment from fair value to contract value for fully benefit-responsive investment contracts totaled $484,171 at December 31, 2006. Such adjustment is included in net assets available for benefits and total additions as of and for the year ended December 31, 2006 in accordance with American Institute of Certified Public Accountants guidelines. However, this adjustment has been excluded from net assets available for benefits and total income in the Plan’s Form 5500 in accordance with IRC guidelines.
     During 2006, the Plan’s investments (including gains and losses on investments bought and sold, as well as held) appreciated, net in fair value as follows:

Year Ended
December 31, 2006
Net Realized and Unrealized Appreciation in Fair Value of Investments:
Mutual Funds	$2,261,611
Collective Trust Funds	1,688,021
Republic Services, Inc. Common Stock	1,868,188

Net Appreciation in Fair Value	$5,817,820

(4) NON-PARTICIPANT-DIRECTED RECEIVABLES AND INVESTMENTS:
     Information about the net assets and the significant components of the changes in net assets relating to the non-participant-directed receivables and investments (including participant-directed amounts that cannot be separately determined) is as follows:

	As of December 31,
	2006	2005
Net Assets:
Republic Services, Inc. Common Stock	$22,689,234	$22,726,812

Year Ended
December 31, 2006
Changes in Net Assets:
Contributions —
Employee	$299,722
Employer	130,383
Dividend and Interest Income	338,598
Net Appreciation in Fair Value of Investments	1,868,188
Participant Distributions	(2,014,238)
Plan Expenses	(6,063)
Net Transfers to Participant-Directed Investments	(654,168)

$(37,578)

     The employer match on 2006 contributions was funded in cash and allocated to the appropriate investment funds in accordance with the participants’ elections.
(5) BENEFIT DISTRIBUTIONS:
     In general, upon termination of service, including death, total and permanent disability, or retirement, a participant (or the participant’s beneficiary) will receive an amount equal to the value of the participant’s account.
     Amounts allocated to withdrawing participants for benefit claims that have been processed and approved for payment but have not yet been paid totaled $111,951 and $146,550 at December 31, 2006 and 2005, respectively. Such amounts are included in net assets available for benefits at December 31, 2006 and 2005 in accordance with American Institute of Certified Public Accountants guidelines. However, the Plan’s Form 5500 reflects such amounts as liabilities of the Plan in accordance with IRC guidelines.
(6) PARTY-IN-INTEREST TRANSACTIONS:
     Certain Plan investments are shares of mutual funds and collective trust funds managed by Merrill Lynch Asset Management Company, an affiliate of the Trustee. Therefore, these investments represent a party-in-interest to the Plan.
     The Company pays certain fees and expenses of the Plan, which include legal, administrative and accounting fees. Fees and expenses paid directly by the Company were $86,355 in 2006.
(7) INCOME TAX STATUS:
     The underlying non-standardized prototype plan has received an opinion letter from the Internal Revenue Service (IRS) dated August 30, 2001 stating that the form of the plan is qualified under Section 401 of the IRC, and therefore, the related trust is tax-exempt. In accordance with Revenue Procedure 2006-6 and Revenue Procedure 2005-16, the Plan Sponsor has determined that it is eligible to and has chosen to rely on the current IRS prototype plan opinion letter. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the IRC and, therefore, believes that the Plan is qualified and the related trust is tax-exempt.

(8) RISKS AND UNCERTAINTIES:
     The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

E.I.N.: 65-0716904
Plan #: 001
REPUBLIC SERVICES
401(k) PLAN
Schedule H, Line 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)
As of December 31, 2006

Description	Shares	Cost			Market Value
*Merrill Lynch Retirement Preservation Trust	25,976,223	$	*	*	$25,492,052
*Merrill Lynch Equity Index Trust	130,172		*	*	13,988,286
AIM International Growth Fund	257,705		*	*	7,666,728
Alger Large Cap Growth Institutional Portfolio	507,672		*	*	6,980,495
BlackRock Aurora Portfolio	210,112		*	*	5,748,659
BlackRock Government Income Portfolio	243,557		*	*	2,613,364
DWS Dreman Small Cap Value Fund	77,414		*	*	2,920,838
Evergreen Special Equity Fund	61,378		*	*	868,505
Franklin Small-Mid Cap Growth Fund	180,908		*	*	6,832,883
ING International Value Fund	476,670		*	*	9,809,865
Oakmark Select Fund	292,912		*	*	9,762,766
PIMCO Total Return Fund	765,348		*	*	7,944,316
*Republic Services, Inc. Common Stock	557,886		21,101,872		22,689,234
Van Kampen Growth and Income Fund	425,482		*	*	9,394,650
*Loan Fund (interest rates ranging from 7.0% to 10.5%)	—		*	*	10,557
Cash	N/A		*	*	114,919

Total					$132,838,117

*	Represents a party-in-interest to the Plan.

**	Not applicable as the investment is participant-directed.

Exhibit Index

Exhibit
Number	Description
23.1	Consent of Ernst & Young LLP

SIGNATURE
     The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Republic Services 401(k) Plan
(Name of Plan)

By:	/s/ Tod C. Holmes
Title: Chairperson of the Benefits Committee of the Republic Services 401(k) Plan

Date: June 26, 2007